                                                 File No. 70-9347


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                        AMENDMENT No. 2

                               TO

                            FORM U-1

                    APPLICATION/DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND POWER COMPANY

                              AND

                  NEW ENGLAND ELECTRIC SYSTEM
                       25 Research Drive
               Westborough, Massachusetts  01582

         (Names of companies filing this statement and address of principal executive office)


                  NEW ENGLAND ELECTRIC SYSTEM

  (Name of top registered holding company parent of applicant)


John G. Cochrane                   Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

(Names and addresses of agents for service)
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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of 1935, File No. 70-9347, is hereby further amended as follows:

     1. Item 1 is amended by adding the following new paragraph after the fifth paragraph therein:

     " NEP estimates that its capital structure, as of December 31, 1998, based on an initial repurchase of $450 million of common shares would be $372 million or 45.2 percent long-term debt, $2 million or 0.2 percent preferred stock, and $450 million or 54.6 percent common equity. This estimate also assumes the redemption of all remaining callable preferred stock of NEP will be completed. In addition, NEP expects to repurchase over time additional common shares within the requested authorized amount."

     2. Item 6 is hereby amended by deleting subsection (b) in its entirety and replacing it with the following:

"(b) Financial Statements

     1-A Balance Sheets of NEES (Parent Company only) and NEP at June 30, 1998, Actual

     1-B Statements of Income and Retained Earnings for NEES (Parent Company only) and NEP for twelve months ended June 30, 1998, Actual

     2-A  Consolidated Balance Sheet of NEES at June 30, 1998, Actual

     2-B Statement of Consolidated Income for NEES for twelve months ended June 30, 1998, Actual

     3-A Pro Forma Consolidated Balance Sheet of NEES at June 30, 1998 and Pro Forma Statements of Consolidated Income of NEES for the year ended December 31, 1997 and six months ended June 30, 1998, to reflect the sale of the nonnuclear generation business, and the notes thereto, incorporated herein by reference to Exhibits 1-3 to the Current Report on Form 8-K filed by NEES on September 16, 1998.

     3-B Pro Forma Balance Sheet of NEP at June 30, 1998 and Pro Forma Statements of Income for NEP for the year ended December 31, 1997 and six months ended June 30, 1998, to reflect the sale of the nonnuclear generation business, and the notes thereto, incorporated herein by reference to Exhibits 1-3 to the Current Report on Form 8-K filed by NEP on September 16, 1998.

     27   Financial Data Schedules for NEES and NEP"
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                           SIGNATURE
                           ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, each undersigned company has duly caused this amendment to be signed on its behalf by the undersigned officers thereunto duly authorized by each such company.


                              NEW ENGLAND ELECTRIC SYSTEM
                              NEW ENGLAND POWER COMPANY

                              s/John G. Cochrane
                              ____________________________
                                   John G. Cochrane
                                   Treasurer


Date: September 18, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.